UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 November 2014
Exhibit No. 2	Publication of base prospectus dated 05 November 2014
Exhibit No. 3	Publication of Prospectus dated 07 November 2014
Exhibit No. 4	Director/PDMR Shareholding dated 17 November 2014
Exhibit No. 5	Publication of Supplement dated 26 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 01, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

3 November 2014
Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2014, Barclays PLC's issued share capital consists of 16,454,343,965 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,454,343,965) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 4 November 2014 to the Base Prospectus dated 13 August 2014 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/2033W_-2014-11-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 3
Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved on 28 October 2014 by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Prosper Basisprospekt A dated 27 October 2014 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.
http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/prosper-basisprospekt-a-prospekt-id-10195644.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 4

17 November 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1. The Barclays Nominee notified the Company, on 17 November 2014, that it sold ordinary shares of the Company for the following PDMR:

PDMR	Date of notice	Date of transaction	No. of shares sold	Share price
Robert Le Blanc	17/11/2014	17/11/2014	348,997	£2.302

2.     The Company was notified, on 13 November 2014, by the third party investment management company that manages Reuben Jeffery's holdings of American Depositary Shares ("ADS") in the Company that on 23 September 2014
        Reuben Jeffery had received the following ADSs under the Scrip Dividend Programme:

PDMR	Date of notice	Date of transaction	No. of ADSs acquired	Price per ADS
Reuben Jeffrey	13/11/2014	23/09/2014	145	$15.39665

Following this transaction, Reuben Jeffery has a total beneficial interest in 176,230* ordinary shares in the Company.

*This total shareholding includes holdings in ordinary shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755

Exhibit No. 5

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 17 November 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 1st Supplement to the Base Prospectus dated 27 October 2014 (Prosper Base Prospectus A)

2. 4th Supplement to the Base Prospectus dated 1 July 2014 (RSSP Base Prospectus A)

3. 3rd Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus B)

4. 3rd Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus D)

5. 4th Supplement to the Base Prospectus dated 16 June 2014 (RSSP Base prospectus F)

6. 7th Supplement to the Base Prospectus dated 12 November 2013 (RSSP Base Prospectus G)

7. 5th Supplement to the Base Prospectus dated 13 May 2014 (RSSP Base Prospectus H)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/supplements/A19027315%20v0%200%20Barclays_Suppl_RSSP_Nov%202014.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.